Kathleen H. Moriarty Partner	1270 Avenue of the Americas 30th Floor New York, New York 10020-1708 T 212.655.6000 D 212.655.2548 moriarty@chapman.com

April 10, 2018

VIA EDGAR

Daniele Marchesani
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:	Procure ETF Trust II: Request for Withdrawal of Application
for Exemptive Order (File No. 812-14878)

Dear Daniele:

On behalf of Procure AM, LLC, Procure ETF Trust II and Quasar Distributors LLC (the “Applicants”), we submitted an application (the “Application”) on February 15, 2018, seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

We are writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application and that the Commission take no further action with respect thereto. Further, on behalf of the Applicants, we confirm that no action has been or will be taken in reliance on the relief requested by the Application.

If you have any questions regarding this matter, please do not hesitate to contact me at 212-655-2548.

Very truly yours,

/s/Kathleen H. Moriarty

Kathleen H. Moriarty